DynaMotive Energy Systems Corporation

                                FORM 6-K

                            UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

                          -----------------

                     REPORT OF FOREIGN PRIVATE ISSUER
                   PURSUANT TO RULE 13a-16 or 15d-16 OF
                   THE SECURITIES EXCHANGE ACT OF 1934
                            FOR  March 17, 2004

                  DYNAMOTIVE ENERGY SYSTEMS CORPORATION
          (Exact name of Registrant as specified in its charter)

                          -----------------


                     Suite 105-1700 West 75th Avenue
                              Vancouver, BC
                              Canada V6P 6G2
                              (604) 267-6000
                  (Address of principal executive offices)

                           -----------------

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

                       FORM 20-F  X    FORM 40-F
                                 ---             ---
[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                             YES         NO  X
                                 ---        ---

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable


                               FORM 27

                  MATERIAL CHANGE REPORT UNDER SECTION 85(1)
                  OF THE SECURITIES ACT (BRITISH COLUMBIA)


1.  Reporting Issuer
    ----------------

    DynaMotive Energy Systems Corporation
    105-1700 West 75th Avenue
    Vancouver, BC V6P 6G2

    Tel. (604) 267-6013

2.  Date of Material Change
    -----------------------

    March 17, 2004

3.  Press Release

    March 17, 2004

4.  Summary of Material Change
    --------------------------

Mississauga, ON, Canada. March 17, 2004 DynaMotive Energy Systems Corporation (DynaMotive) (OTCBB: DYMTF) and Magellan Aerospace (TSX:MAL) announced the first commercial scale run of an OGTS2500 gas turbine using bio oil produced from pyrolysis. The demonstration was made to government representatives and corporate partners from the United States and Canada and took place at Magellan's Orenda test cells in Mississauga, Ontario. This demonstration is part of the pre-commissioning process in preparation for shipment of the power package to the West Lorne Power Generation plant in the second quarter of 2004.

The turbine operated at various load capacities with output characteristics similar to those achieved with natural gas and fossil fuels. DynaMotive provided BioOil produced at its research facility in Vancouver, Canada. The BioOil was transported and stored for a period exceeding 24 months prior to this test which is indicative of the considerable shelf-life efficacy of this fuel.

The demonstration run is a first for Pyrolysis Oil Turbine Power Generation in the world and was made possible through the combined efforts of Orenda and DynaMotive which entered into a co-operation agreement in 1999 for the co-development of bio fuel power generation packages. DynaMotive focused its efforts on development of biomass conversion technology and fuel development while Magellan Aerospace developed the proprietary fuel handling system and adapted a Mashproekt GT 2500 to run on bio fuels. DynaMotive is the only pyrolysis company to date to meet the fuel quality requirements established by Orenda for the utilization of pyrolysis bio oil in its system.




5.  Full Description of Material Change
    -----------------------------------

    Please see attached press release

6.  Reliance on Section 85(2) of the Act
    ------------------------------------

    N/A

7.  Omitted Information
    -------------------

    N/A

8.  Senior Officers
    ---------------

    The following senior officer of the Issuer is knowledgeable about the material change and maybe contacted by the Commission at the address and telephone number below.

    Richard C.H. Lin
    Chairman
    6996 Arbutus Street
    Vancouver, BC V6P 5S7
    (604) 267-6013

9.  Statement of Senior Officer
    ---------------------------

    The foregoing accurately discloses the material change referred to herein.


DATED at Vancouver, B.C. as of the 17th day of March, 2004


                  DYNAMOTIVE ENERGY SYSTEMS CORPORATION


                          (signed)         "Laura Santos"
                                            -------------
                                            Laura Santos
                                            Corporate Secretary





IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE APPLICABLE SECURITIES LEGISLATION THAT, AT THE TIME AND IN THE LIGHT OF CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.



DYNAMOTIVE ENERGY SYSTEMS CORPORATION          News Release -March 17th, 2004

             Magellan Aerospace Corporation and DynaMotive Announce

           WORLDS FIRST COMMERCIAL SCALE BIO OIL TURBINE GENERATOR RUN

Mississauga, ON, Canada. March 17, 2004 DynaMotive Energy Systems Corporation (DynaMotive) (OTCBB: DYMTF) and Magellan Aerospace (TSX:MAL) announced the first commercial scale run of an OGTS2500 gas turbine using bio oil produced from pyrolysis. The demonstration was made to government representatives and corporate partners from the United States and Canada and took place at Magellan's Orenda test cells in Mississauga, Ontario. This demonstration is part of the pre-commissioning process in preparation for shipment of the power package to the West Lorne Power Generation plant in the second quarter of 2004.

The turbine operated at various load capacities with output characteristics similar to those achieved with natural gas and fossil fuels. DynaMotive provided BioOil produced at its research facility in Vancouver, Canada. The BioOil was transported and stored for a period exceeding 24 months prior to this test which is indicative of the considerable shelf-life efficacy of this fuel.

The demonstration run is a first for Pyrolysis Oil Turbine Power Generation in the world and was made possible through the combined efforts of Orenda and DynaMotive which entered into a co-operation agreement in 1999 for the co-development of bio fuel power generation packages. DynaMotive focused its efforts on development of biomass conversion technology and fuel development while Magellan Aerospace developed the proprietary fuel handling system and adapted a Mashproekt GT 2500 to run on bio fuels. DynaMotive is the only pyrolysis company to date to meet the fuel quality requirements established by Orenda for the utilization of pyrolysis bio oil in its system.

The integration of DynaMotive's and Orenda's technology opens significant opportunities for both companies in green power generation, particularly in distributed power. The generation package is currently being prepared for shipment to West Lorne, Ontario where it will be installed permanently in conjunction with a 100 tpd pyrolysis plant that will use wood residue to produce BioOil and char.

DynaMotive and Orenda took the opportunity of the demonstration run to acknowledge the support provided by Technology Partnerships Canada and the Government of Canada in the development of this process and for the support of Sustainable Development Technology Canada for the first commercial project currently in construction.

Orenda is a division of Magellan Aerospace Corporation and is a recognized leader in the aerospace industry. Orenda has an established reputation in power and propulsion technologies, with core competencies in gas turbine engine repair and overhaul, component manufacturing for turbine OEMs, industrial power packages and advanced energy systems

DynaMotive is an energy systems company that is focused on the development of innovative energy solutions based on its patented fast pyrolysis system. Through the application of fast pyrolysis, DynaMotive has shown how to unlock the natural energy found in the world's abundant organic resources that have been traditionally discarded by the agricultural and forest industries and to economically convert them into a renewable and environmentally friendly fuel. DynaMotive has successfully demonstrated conversion of these residues into fuel known as BioOil, as well as char and in doing so establishing these residues as a renewable, environmentally friendly and cost competitive energy reserve.

For more information on Orenda, please call:
Frank Button, VP and General Manager, Magellan Aerospace Repair, Overhaul and
Industrial:
Tel: 905-673-3250 ext. 3445


For more information on DynaMotive, please call:
Corporate Communications
Tel: (604) 267-6000
Toll Free (in North America): 1 877 863-2268
Fax:  (604) 267-6005                Email: investor@DynaMotive.com
Website: www.DynaMotive.com


Forward Looking Statement
Statements in this news release concerning the company's business outlook or future economic performance; anticipated profitability, revenues, expenses, or other financial items; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements" as that term is defined under the Federal Securities Laws. Forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from those stored in such statements. Such risks, uncertainties and factors include, but are not limited to, future capital needs, changes and delays in product development plans and schedules, customer acceptance of new products, changes in pricing or other actions by competitors, patents owned by the Company and its competitors, and general economic conditions, as well as other risks detailed in the Company's filings with the Securities and Exchange Commission.